Exhibit 99.1

AsiaStrategy Plans to Launch Digital Asset Pledging Business

Hong Kong — April 21, 2026 — AsiaStrategy (Nasdaq: SORA)

AsiaStrategy (Nasdaq: SORA) announced plans to launch a digital asset pledging business targeting institutional and high-net-worth counterparties across Asia.

The planned initiative would allow qualified counterparties to access USD liquidity using digital assets as collateral, without requiring the sale of their holdings. AsiaStrategy intends to structure the business around disciplined collateral management, defined loan-to-value parameters, and institutional-grade custody arrangements.

The Company believes this business line is consistent with its long-term strategy of deploying its digital asset holdings in a capital-efficient manner and expanding its role in institutional digital asset financial services across the region.

Further details regarding structure, timeline, and counterparty terms will be disclosed as the initiative progresses.

About AsiaStrategy

AsiaStrategy (Nasdaq: SORA) is a Hong Kong-based company engaged in the trading and distribution of luxury watches across Asia. Founded in 2001, the Company holds Bitcoin as a long-term treasury reserve asset on its balance sheet, reflecting its conviction in Bitcoin as durable financial infrastructure for forward-looking public companies. AsiaStrategy is expanding its role in institutional digital asset financial services while continuing to operate its core luxury watch business.

Forward-Looking Statements

This announcement contains forward-looking statements made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company's plans with regard to the digital asset pledging business, related business strategies, and anticipated market positioning. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, regulatory developments, market conditions, the completion of contemplated transactions, and other factors described in the Risk Factors section of the Company's filings with the SEC. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Media Contact:

AsiaStrategy Corporate Communications, contact@asiastrategy.io, +852 2815 7988